Exhibit 99.1

ADDENDUM NO. 2 TO SERVICES AGREEMENT

THIS ADDENDUM NO. 2 to SERVICES AGREEMENT (this “Addendum No. 2”) is made effective as of October 1, 2010, by and between CDC Software Corporation, a company organized under the laws of the Cayman Islands (“CDC Software”), and CDC Corporation, a company organized under the laws of the Cayman Islands (“Parent”).

RECITALS

WHEREAS, CDC Software and its parent company, CDC Software International Corporation, offered and sold class A ordinary shares, $0.001 par value per share (the “Class A Ordinary Shares”), to the public in an offering registered under the Securities Act of 1933, as amended (the “Initial Public Offering”);

WHEREAS, in connection with the Initial Public Offering, CDC Software and Parent entered into a Services Agreement dated as of August 6, 2009 (the “Services Agreement”);

WHEREAS, on May 28, 2010, each of CDC Software and Parent entered into that certain Addendum No. 1 to the Services Agreement (“Addendum No. 1”); and

WHEREAS, each of CDC Software and Parent now desires to further amend the Services Agreement, as amended prior to the date hereof by Addendum No. 1, to amend and restate Schedule II to Addendum No. 1 upon the terms and conditions set forth herein.

AGREEMENTS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by this Addendum No. 2, Parent and CDC Software, for themselves, their successors and assigns, agree as follows:

ARTICLE I.

DEFINITIONS

Terms not otherwise defined herein shall have the meanings ascribed to it in the Services Agreement or Addendum No. 1, as applicable.

ARTICLE II.

PURCHASE AND SALE OF SERVICES; NO WARRANTY

Section 2.01 CDC Software and Parent hereby agree that Schedule II of Addendum No. 1 be, and it hereby is, amended and restated in its entirety, as follows:

“SCHEDULE II

COSTS

So long as the Services Agreement remains in effect, Parent shall charge, upon agreement of the Parties, an amount equal to either: (i) the cost incurred by Parent to provide the Additional Parent Services, or (ii) the costs incurred by Parent to provide the Additional Parent Services plus such commercially reasonable amount (a) that yields a gross margin of approximately 25%, or (b) that may be negotiated between the parties in good faith.”

ARTICLE III.

EFFECT OF THIS ADDENDUM

Section 3.01 This Addendum No. 2 is entered into to supplement and modify Addendum No. 1. Except as supplemented and/or modified hereby, the Services Agreement, as amended by Addendum No. 1, remains in full force and effect and shall continue to be effective and enforceable in accordance with its terms.

ARTICLE IV.

MISCELLANEOUS

Section 4.01 Waiver. Any term or condition of this Addendum No. 2 may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Addendum No. 2, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Addendum No. 2 on any future occasion.

Section 4.02 Amendment. This Addendum No. 2 may be amended, supplemented, or modified only by a written instrument duly executed by or on behalf of each Party hereto.

Section 4.03 Counterparts. This Addendum No. 2 may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Section 4.04 Exercise of Rights. A Party may exercise a right, power, or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power, or remedy by a Party does not prevent a further exercise of that or of any other right, power, or remedy. Failure by a Party to exercise or delay in exercising a right, power, or remedy does not prevent its exercise. The rights, powers, and remedies provided in this Addendum No. 2 are cumulative with and not exclusive of the rights, powers, or remedies provided by law independently of this Addendum No. 2.

Section 4.05 Governing Law. This Addendum No. 2 shall be construed in accordance with and governed by the substantive internal laws of the State of New York.

Section 4.06 Severability. If any provision of this Addendum No. 2 shall be invalid or unenforceable, such invalidity or unenforceability shall not render the entire Addendum No. 2 invalid. Rather, the Addendum No. 2 shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of each Party shall be construed and enforced accordingly.

Section 4.07 Amendment. This Addendum No. 2 (including the Schedules) may only be amended by a written agreement executed by both Parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Addendum No. 2 to be signed by their duly authorized representatives.

CDC SOFTWARE CORPORATION

By:	/s/ Bruce Cameron
Name: Bruce Cameron
Title: President

CDC CORPORATION

By:	/s/ Peter Yip
Name: Peter Yip
Title: CEO

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